SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:    000-19182

For the month of:         November 2005

ALLIED GOLD LIMITED
(Translation of registrant’s name into English)

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, W.A. 6106 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED GOLD LIMITED (Registrant)

Date: November 15, 2005	By: /s/ David Lymburn David Lymburn Corporate Secretary

EXHIBIT INDEX

1	Press Release re: Optimised Feasibility Study dated November 3, 2005

2	Press Release re: Release from Escrow dated November 8, 2005

3	Press Release re: DRD Placement dated November 11, 2005

EXHIBIT 1

3 November 2005

Company Announcements Office
Australian Stock Exchange Ltd
ASX Release

“This press release is not for dissemination in the United States and shall not be disseminated to United States news services”

Dear Sir/Madam

OPTIMISED FEASIBILITY STUDY COMPLETED
FOR SIMBERI OXIDE GOLD PROJECT

ALLIED PROCEEDING TO MINE DEVELOPMENT

Highlights

Allied Gold Limited (“Allied”) is pleased to announce the completion and delivery of the Optimised Feasibility Study (“OFS”) by Lycopodium Engineering Pty Ltd. Allied’s Board has consequently accepted the OFS and agreed to proceed to mine development.

Key findings of the OFS based on gold price US$440 and exchange rate A$1 = US$0.77 are;

• Life of mine	— 9.4 years

• Average mining rate	— 1.65 million tonnes at 1.35 g/t gold

• Annual gold production	—62,300 ounces

• Operating cash cost	—US$ 278 per ounce

• Estimated capital cost	—US$37.9 million (incl. contingency)

The Board is confident that the project economics can be further enhanced by efficiencies resulting from increased throughput and reduced initial capital expenditure.

Discussion of Results

The Simberi Gold Project is located in the New Ireland Province of eastern Papua New Guinea, about 60 kms to the north-west of the Lihir Gold Mine.

The Simberi Oxide Gold Project is a Stage 1 open-pit mining project which will extract ore from seven deposits which represent the known surface and near-surface oxidised caps to underlying sulphide gold mineralisation on eastern Simberi Island. The ore will be trucked or slurried to a conventional carbon in leach processing facility located at Pigiput Bay.

Spot Gold Price Financial Analysis

Several scenarios have been run on the financial model by Prime Corporate Finance Pty Ltd with initial indicative modelling showing that the project NPV and IRR can be significantly improved with the use of debt financing and the implementation of a flat forward gold hedging programme. For example;

•	Using a spot gold price of US$460 and exchange rate A$1 = US$0.77 and assuming 60% of total recovered ounces are hedged under a flat forward arrangement, indicative (pre-tax) financial modeling on an ungeared basis has suggested the following results;

NPV (@ 8% discount rate)	— US$47 million (A$61 million)
IRR	— 35%
Operating Cash Surplus	— US$88 million (A$114 million)

Project Development Summary

With Government Permits and Landowner Agreements already in place, the Company expects construction to commence during Quarter 1 2006, subject to completion of formal project finance documentation and subsequent approval by the Bank of PNG. Accordingly, project commissioning and first gold production is expected to occur prior to year end 2006.

The Company has identified and entered into discussions with suitably qualified engineering groups to coordinate the engineering, procurement, construction and management (“EPCM”) of the oxide mining project and it is anticipated that the EPCM contractor will be appointed as soon as the financing documentation is in place.

Financing

RMB Resources Limited (“Rand”) have been mandated to arrange a finance facility of up to US$25 million (if required) for the development of the Simberi Oxide Gold Project. Rand are well advanced with technical due diligence and the Company is on track to achieve formal project finance documentation prior to year end.

Prime Corporate Finance Pty Ltd have been appointed to provide financial advisory services to the Company.

Allied has also been approached by other mining companies for the purpose of participating in financing the development of the Stage 1 Simberi oxide mining project, thereby gaining exposure to the significant exploration potential for the discovery of further oxide resources as well as a future Stage 2 sulphide gold mining project.

Mineable Reserves and Mineral Resources

Total Ore Reserves and Mineral Resources within designed pits are outlined below;

Exploration

During project construction in 2006, exploration work will continue with ongoing geophysical IP surveys and drilling. Drilling will target;

•	The expansion of known oxide gold deposits such as Sorowar, the limits of which are still undefined by drilling.

•	Exploration for other oxide gold deposits on Simberi and Tatau Islands. Numerous surface gold anomalies have been identified and earmarked for follow-up drilling.

•	Expanding known sulphide gold deposits and testing geophysical targets to establish sulphide gold resources of >1 million ounces as a precursor to a Stage 2 sulphide gold mining project.

Yours faithfully
ALLIED GOLD LIMITED

J.J. Moore
Managing Director

The information in this Stock Exchange Announcement that relates to results from the Optimised Feasibility Study, has been approved for release by Mr M. Warren of Lycopodium Engineering Pty Ltd.

Mr Warren consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

The information in this Stock Exchange Announcement that relates to project financial modelling has been approved for release by Mr K. Russell of Prime Corporate Finance Pty Ltd.

Mr Russell consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

The information in this Stock Exchange Announcement that relates to mining, exploration and metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr. R. Hastings, MSc, BSc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.

The information in this Stock Exchange Announcement that relates to ore reserves has been compiled by Mr Mike Apfel of Gemcom Australia who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Apfel has had sufficient experience in Ore Reserve estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.

Mr Apfel consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

“This press release is not for dissemination in the United States and shall not be disseminated to United States news services.”

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

Forward-Looking Statements.

This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management’s beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy.

This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

ALLIED APPROVES DEVELOPMENT OF NEW
US$37.9M PNG GOLD MINE
 OPTIMISED FEASIBILITY STUDY ON SIMBERI OXIDE GOLD PROJECT COMPLETED AND ACCEPTED

Australian-based Allied Gold Ltd (ASX: ALD) is set to become Papua New Guinea’s newest gold producer next year after today announcing completion of the final Optimised Feasibility Study (OFS) on the proposed US$37.9 million Stage 1 development of its Simberi Oxide Gold Project and formal Board approval to proceed to mine development.

The Perth-based Company said today (Thursday) its Board had accepted the OFS and, with Government Permits and Landowner Agreements already in place, expected construction to commence during the first quarter of 2006 subject to completion of formal project finance documentation and subsequent approval by the bank of PNG. On this basis, first gold production is expected to occur before the end of calendar 2006.

The 2.27Moz Simberi Project is located on Simberi Island in the New Ireland Province of eastern PNG, about 60km north-west of the world-class Lihir Gold Mine. The Simberi Oxide Project is a Stage 1 open pit development which will extract ore from seven deposits which represent the known surface and near-surface oxidized caps to the underlying sulphide mineralization.

Allied recently upgraded the oxide reserve inventory (Proved and Probable Reserves) at Simberi to 13.54 million tonnes at 1.42g/t for 616,000oz of contained gold. Based on this upgraded reserve, the OFS (which was completed by Lycopodium Engineering Pty Ltd) concludes that the Stage 1 project will produce 62,300 ounces of gold per annum at a forecast cash operating cost of US$278 per ounce over a 9.4 year mine life. The assumptions used in the OFS are a gold price of US$440/ounce and an exchange rate of A$:US$0.77.

The estimated capital cost is US$37.9 million (including contingency), however, the Company believes that there is potential for this to be reduced, thereby further enhancing project economics.

Recent financial modeling has also demonstrated that the project NPV and IRR can be significantly enhanced through the use of debt financing and the implementation of a flat-forward hedging program. Using a spot gold price of US$460/oz and assuming that 60% of total recovered ounces are hedged under a flat forward arrangement, the NPV is US$47 million (8% discount rate), the IRR is 35% and the project is estimated to generate an operating cash surplus of US$88 million.

International resource-focused finance house RMB Resources Limited has been mandated to provide a finance facility of up to US$25 million (if required) for development of the Simberi Oxide Gold Project. RMB is well advanced with technical due diligence, with formal project finance documentation scheduled to be completed before the end of the year.

Perth-based, resource-focused corporate advisory group, Prime Corporate Finance Pty Ltd, has been appointed to provide financial advisory services to the Company.

Allied’s Managing Director, Mr Jeff Moore, said the equity component of the funding package would be determined over the next few weeks, including potential additional funding to underpin ongoing exploration activities at Simberi in parallel with project construction activities next year.

Mr Moore said there had also been strong interest from other mining companies in participating in financing the development of the Stage 1 project, with a view to gaining exposure to the significant exploration potential of the project and potential discovery of further oxide resources as well as the prospective future development of a major Stage 2 project based on deeper sulphide resources.

“We have also identified, and entered into discussions with, suitably qualified engineering groups to coordinate the engineering, procurement, construction and management (EPCM) of the project, and we expect to announce the appointment of an EPCM contractor as soon as final financing documentation is in place,” Mr Moore said.

The Stage 1 oxide gold development on Simberi Island will comprise a conventional open pit mining operation at the rate of 1.65 million tonnes per annum, with ore trucked or slurred to a conventional carbon-in-leach processing facility at Pigiput Bay.

“The completion of the OFS and formal board approval to proceed with development at Simberi represents the most significant achievement by the Company to date,” Mr Moore commented. “We have now committed to the development of a robust and very attractive gold project in Papua New Guinea which we expect to underwrite the continued growth of Allied as an emerging producer over the coming years.”

The underlying sulphide gold resources on Simberi Island (704,000 ounces) will be developed as part of a longer-term strategy by Allied, in conjunction with regional exploration, as the basis for a Stage 2 sulphide mining operation which is expected to contribute sufficient additional gold production to underpin annualised production in excess of 100,000 ounces.

“Our exploration strategy will continue during 2006 with a comprehensive program including geophysical IP surveys and drilling planned to target expansion of the known oxide resources, exploration for other oxide gold deposits on Simberi and Tatau Islands, and expanding the known sulphide gold deposits at depth,” he added.

The information in this Media Release that relates to exploration results, mineral resources or ore reserves, together with any related assessments and interpretations, has been approved for release by Mr. R. Hastings, MSc, BSc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.

ENDS

Released by:	On behalf of:
Jan Hope / Nicholas Read	Mr Jeff Moore
Jan Hope & Partners	Managing Director
Telephone: (08) 9388 1474	Allied Gold Ltd
Telephone: (08) 9353 3638
Mobile: (0400) 927 202
Email: info@alliedgold.com.au
Web: www.alliedgold.com.au

EXHIBIT 2

8 November 2005

Australian Stock Exchange
Company Announcements Office

Forthcoming release of restricted securities and securities subject to voluntary escrow.

Pursuant to LR 3.10A Allied Gold Limited hereby advises the following securities to be released from escrow.

	Shares	Options - expiring 30 June 2007 exercisable at $0.20	Date of release from escrow
Voluntary restricted securities	-	500,000	9 November 2005
Restricted securities *	2,155,142	2,550,000	8 December 2005

* The restricted securities to be released from escrow on 8 December 2005 comprise shares and options held by Directors and by major shareholder Mineral Commodities Limited since listing.

David Lymburn
Director / Company Secretary

EXHIBIT 3

11 November 2005

Company Announcements Office
Australian Stock Exchange Ltd
ASX Release

“This press release is not for dissemination in the United States and shall not be disseminated to United States news services”

ALLIED SECURES PLACEMENT AND UNDERWRITING
AGREEMENT WITH DRDGOLD LTD FOR A$10 MILLION AT
A$0.40 CENTS PER SHARE

Funds to facilitate;

•	Acceleration of existing exploration programmes
•	Commencement of preliminary project development work including infrastructure and earthworks

Allied Gold Limited (“Allied”) has placed 7,580,000 shares at an issue price of $0.40 per share to DRDGOLD Limited (“DRDGOLD”) using the Company’s existing 15% placement authority. This share placement, which represents approximately 5% of Allied’s shares on a fully diluted basis, will raise funds of A$3,032,000. The placement is subject to DRDGOLD obtaining approval from the South African Reserve Bank in terms of the South African Currency and Exchanges Act (1933).

Further to this placement, DRDGOLD has entered into an Underwriting Agreement for 17,420,000 shares at an issue price of $0.40 per share, for a capital raising to be undertaken by Allied. There are no fees payable under the Underwriting Agreement. DRDGOLD’s commitment to the Underwriting Agreement is also subject to South African Reserve Bank approval, and is subject to Allied shareholder approval under ASX Listing Rule 7.1, which Allied has undertaken to obtain by no later than 20 January 2006.

The funds will be used for;

•	Preliminary project development infrastructure and earthworks including;

–	The establishment of wharf facilities at Pigiput Bay
–	Process plant and camp earthworks
–	Ringroad and haulroad establishment
–	Airstrip upgrading;

and

•	Accelerated exploration programmes including;

–	Geophysical (IP) surveys
–	RC drilling to expand reserves at existing oxide gold deposits

–	RC drilling to test new areas for additional oxide gold resources
–	Diamond drilling to expand and upgrade known sulphide gold resources
–	Diamond drilling to test new exploration targets for additional sulphide gold resources.

The commitment of DRDGOLD as an investor is a strong endorsement for the Simberi Oxide Gold Project.

This position also supports the Company’s strategy of accelerating sulphide gold exploration to delineate sufficient reserves to underpin increased gold production to over 100,000 ounces per annum with the future development of a Stage 2 sulphide gold mining project.

With these funds in place, Allied will be well positioned to continue with its aggressive exploration programmes and pre-development site works whilst finalising the financing for the full Simberi Oxide Project construction capital requirements.

About DRDGOLD
DRDGOLD is an intermediate unhedged gold producer with mines in South Africa as well as Australasia. The company’s production profile is split equally between its highly leveraged SA operations and its low cost, cash generative offshore mines. DRDGOLD owns the Tolukuma gold mine and has a 20% interest in the Porgera gold mine in Papua New Guinea, as well as a 45.3% shareholding in the Fijian gold miner, Emperor Mines Ltd.

Yours faithfully
ALLIED GOLD LIMITED

J.J. Moore
Managing Director

“This press release is not for dissemination in the United States and shall not be disseminated to United States news services.”

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

DRDGOLD Limited
Paul Downie
Porter Novelli
(08) 9386 1233
0414 947 129

Forward-Looking Statements.

This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management’s beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy.

This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).